EXHIBIT 2.3
JOINDER AGREEMENT
     This Joinder Agreement is executed this 16th day of September, 2005, by Macquarie Gas Holdings LLC (“Assignee”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Purchase Agreement (defined below).
Recitals
     k1 Ventures Limited (“Seller”), K-1 HGC Investment, L.L.C. (“Investment”) and Macquarie Investment Holdings Inc. (“MIHI”) are parties to a Purchase Agreement dated August 2, 2005, as amended by a First Amendment to Purchase Agreement dated as of August 17, 2005 (the “Purchase Agreement”).
     Section 11.4 of the Purchase Agreement allows Buyer to assign its interests in the Purchase Agreement to one or more assignees provided that such assignee or assignees execute a Joinder Agreement to become a party to the Purchase Agreement.
     MIHI assigned its rights and obligations under the Purchase Agreement to Macquarie Infrastructure Company Inc., a Delaware corporation (“Assignor”) pursuant to that certain Assignment Agreement dated as of August 17, 2005, and Assignor became a party to the Purchase Agreement by executing that certain Joinder Agreement executed August 17, 2005.
     Assignor has assigned its rights and obligations under the Purchase Agreement to Assignee and Assignee desires to become a party to the Purchase Agreement by executing this Joinder Agreement.
     NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which Assignee hereby acknowledges, Assignee agrees as follows:
1.	Effective as of the date of this Joinder Agreement, Assignee shall become a party to the Purchase Agreement with a proportionate interest in the rights and obligations of Buyer under the Purchase Agreement.

2.	By executing this Joinder Agreement, Assignee confirms that the representations and warranties of Buyer set out in Article 5 of the Purchase Agreement would be true and correct as of the date of this Joinder Agreement if made with respect to Assignee, and agrees that from and after the date of this Joinder Agreement: (i) Assignee makes with respect to itself all representations and warranties of Buyer under the Purchase Agreement, (ii) is bound by and agrees to perform all covenants of Buyer under the Purchase Agreement, and (iii) is the beneficiary of all representations, warranties and covenants of Seller and Investment under the Purchase Agreement, including, without limitation, is entitled to receive all notices to Buyer under the Purchase Agreement.

3.	Assignee’s address for notices is as follows:
125 West 55th Street
New York, NY 10019
Attention: Peter Stokes
     By its execution hereof, in accordance with Section 11.4 of the Purchase Agreement, Assignor agrees and acknowledges that it (i) shall remain liable for the satisfaction of all the obligations of Buyer pursuant to the Purchase Agreement and (ii) shall not be released from any liability under the Purchase Agreement pursuant to its assignment of its rights under the Purchase Agreement to Assignee.

     In Witness Whereof, Assignee has caused this Joinder Agreement to be duly executed as of the date first above written.

Macquarie Gas Holdings LLC

By	/s/ Peter Stokes

Its Chief Executive Officer
     Acknowledged and agreed as of the date first above written.

k1 Ventures Limited

By	/s/ Jeffrey Safchik

Its Chief Operating Officer

K-1 HGC Investment, L.L.C.

By	/s/ Jeffrey Safchik

Its Chief Operating Officer

Macquarie Infrastructure Company Inc. (d/b/a Macquarie Infrastructure Company (US))

By	/s/ Peter Stokes

Its Chief Executive Officer

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